UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 60300/July 14, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13440

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In the Matter of	:	
	:	ORDER MAKING FINDINGS AND
VOIP, INC.	:	REVOKING REGISTRATION BY
	:	DEFAULT
	:	

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The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on April 13, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Commission attempted to deliver the OIP to Respondent VoIP, Inc. (VoIP), in a manner that complies with Rule 141 of the Commission's Rules of Practice on May 18, 2009. No Answer has been received and the time for filing an Answer has expired.

By Order dated June 12, 2009, I required VoIP to show cause why it should not be held in default and why the registration of each class of its registered securities should not be revoked. No reply to the Order has been received, and the time for replying has expired. Accordingly, VoIP is in default. See Rules 155(a) and 220(f) of the Commission's Rules of Practice. As permitted by Rule 155(a), the following allegations of the OIP are deemed to be true.

VoIP is a Texas corporation with principal executive offices in Altamonte Springs, Florida. VoIP provided voice-over-Internet telecommunication services to retail and wholesale customers. VoIP's common stock has been registered pursuant to Section 12(g) of the Exchange Act since January 19, 2000. From April 2004 through July 2007, VoIP's stock traded on the Over-The-Counter Bulletin Board. When the OIP was issued, VoIP's stock was quoted on the Pink Sheets operated by Pink OTC Markets Inc. under the trading symbol "VOIC." VoIP closed its offices in Altamonte Springs and ceased the majority of its operations in February 2008.

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under

Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB) and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB).

VoIP has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder while its common stock was registered with the Commission. It has not filed an Annual Report on Form 10-K since December 31, 2006, or periodic or quarterly reports on Form 10-Q for any fiscal period subsequent to its fiscal quarter ending September 30, 2007.

As a result of the foregoing, VoIP has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of VoIP, Inc., is revoked.

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James T. Kelly
Administrative Law Judge